SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                        Commission File Number: 001-12401


                           NOTIFICATION OF LATE FILING

(Check One):    |_| Form 10-K and Form 10-KSB    |_| Form 11-K    |_| Form 20-F
                |X| Form 10-Q                    |_| Form N-SAR

      For Period Ended:     June 30, 2008
                       --------------------------

|_| Transition Report on Form 10-K and Form 10-KSB
|_| Transition Report on Form 10-Q and Form 10-QSB
|_| Transition Report on Form 20-F
|_| Transition Report on Form N-SAR
|_| Transition Report on Form 11-K

      For the Transition Period Ended:
                                      ------------------------

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

      If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                       ----------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:            Wits Basin Precious Minerals Inc.
                           -----------------------------------------------------
Former name if applicable:
                           -----------------------------------------------------

Address of principal executive office (Street and number):
  80 South Eighth Street, Suite 900
--------------------------------------------------------------------------------
City, State and zip code:    Minneapolis, MN 55402-8773
                          ------------------------------------------------------

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

    | (a)   The reasons described in reasonable detail in Part III of this form
    |       could not be eliminated without unreasonable effort or expense.
|x| | (b)   The subject annual report, semi-annual report, transition report on
    |       Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be
    |       filed on or before the 15th calendar day following the prescribed
    |       due date; or the subject quarterly report or transition report on
    |       Form 10-Q, or portion thereof will be filed on or before the fifth
    |       calendar day following the prescribed due date; and
    | (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable. Not applicable.

                                    PART III
                                    NARRATIVE

      State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

      The Company previously announced the proposed acquisitions of certain mining projects located in China, and since that time, the Company has been involved in completing its due diligence in these matters. To that end, the Company has completed one acquisition within the last few weeks. The Company has limited staffing and extremely limited resources available to it, accordingly, the Company expects that it will be unable to file its Form 10-Q for the quarterly period ended June 30, 2008 within the prescribed period. The delay could not have been avoided without undue hardship or expense.

                                     PART IV
                                OTHER INFORMATION

      (1) Name and telephone number of person to contact in regard to this notification:
             Mark D. Dacko                  (612) 349-5277
      --------------------------------------------------------------------------
                (Name)                     (Telephone Number)

      (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

      (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
|_| Yes |X| No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                        Wits Basin Precious Minerals Inc.
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:   August 14, 2008             By:     /s/ Mark D. Dacko
      --------------------              ---------------------------------------
                                            Mark D. Dacko
                                            Chief Financial Officer